Filed by Just Eat Takeaway.com N.V.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Grubhub Inc.
Commission File No.:  001-36389

The following message was sent on June 11, 2020 to employees of Just Eat Takeaway.com N.V.’s Skip the Dishes business:

Hi everyone,

You may have seen the news from Jitse this morning that the merger with Grubhub has been confirmed, pending subject to shareholder approval. This is great news for Skip’s growth and will strengthen us as both a business and global brand.

This merger will see Just Eat Takeaway.com become the biggest food delivery company in the world outside of China. I’ve connected with Jitse and Joerg, and I assure you they support our plans for investment in order to become an even stronger business. New resources and investment into our business will help us grow our leadership position in Canada, and Skip will remain a key part of JET moving forward.

The deal is expected to close in the first quarter of 2021, and for now it remains business as usual for our teams here at Skip. There are no further details to share at this stage, but as always we’ll continue to send updates as soon as they become available.

Thanks,

Kevin Edwards
CEO

Forward Looking Statements

This communication contains “forward-looking statements” regarding Grubhub, Just Eat Takeaway.com or their respective management’s future expectations, beliefs, intentions, goals, strategies, plans and prospects, which, in the case of Grubhub, are made in reliance on the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements involve substantial risks, known and unknown, uncertainties, assumptions and other factors that may cause actual results, performance or achievements to differ materially from future results expressed or implied by such forward-looking statements including, but not limited to, the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Grubhub or Just Eat Takeaway.com to terminate the merger agreement; the ability to obtain regulatory approvals and meet other closing conditions to the proposed merger on a timely basis or at all, including the risk that regulatory approvals required for the proposed merger are not obtained on a timely basis or at all or are obtained subject to conditions that are not anticipated or that could adversely affect the combined company or the expected benefits of the proposed merger; the ability to obtain approval by Grubhub stockholders and Just Eat Takeaway.com shareholders on the expected schedule or at all; difficulties and delays in integrating Grubhub’s and Just Eat Takeaway.com’s businesses; risks that the proposed merger disrupts Grubhub’s or Just Eat Takeaway.com’s current plans and operations; failing to fully realize anticipated synergies, cost savings and other anticipated benefits of the proposed merger when expected or at all; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger; the risk that unexpected costs will be incurred; the ability of Grubhub or Just Eat Takeaway.com to retain and hire key personnel; the diversion of management’s attention from ongoing business operations; uncertainty as to the value of the Just Eat Takeaway.com ordinary shares to be issued in connection with the proposed merger; uncertainty as to the long-term value of the common stock of the combined company following the proposed merger; the continued availability of capital and financing following the proposed merger; the outcome of any legal proceedings that may be instituted against Grubhub, Just Eat Takeaway.com or their respective directors and officers; changes in global, political, economic, business, competitive, market and regulatory forces; changes in tax laws, regulations, rates and policies; future business acquisitions or disposals; competitive developments; and the timing and occurrence (or non-occurrence) of other events or circumstances that may be beyond Grubhub’s and Just Eat Takeaway.com’s control. These and other risks, uncertainties, assumptions and other factors may be amplified or made more uncertain by the COVID-19 pandemic, which has caused significant economic uncertainty. The extent to which the COVID-19 pandemic impacts Grubhub’s and Just Eat Takeaway.com’s businesses, operations and financial results, including the duration and magnitude of such effects, will depend on numerous factors, which are unpredictable, including, but not limited to, the duration and spread of the outbreak, its severity, the actions taken to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. Forward-looking statements generally relate to future events or Grubhub and Just Eat Takeaway.com’s future financial or operating performance and include, without limitation, statements relating to the proposed merger and the potential impact of the COVID-19 outbreak on Grubhub and Just Eat Takeaway.com’s business and operations. In some cases, you can identify forward-looking statements because they contain words such as “anticipates,” “believes,” “contemplates,” “could,” “seeks,” “estimates,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” or similar expressions and the negatives of those terms.

While forward-looking statements are Grubhub’s and Just Eat Takeaway.com’s current predictions at the time they are made, you should not rely upon them. Forward-looking statements represent Grubhub’s and Just Eat Takeaway.com’s management’s beliefs and assumptions only as of the date of this communication, unless otherwise indicated, and there is no implication that the information contained in this communication is made subsequent to such date. For additional information concerning factors that could cause actual results and outcomes to differ materially from those expressed or implied in the forward-looking statements, please refer to the cautionary statements and risk factors included in Grubhub’s filings with the Securities and Exchange Commission (the “SEC”), including Grubhub’s Annual Report on Form 10-K filed with the SEC on February 28, 2020, Grubhub’s Quarterly Reports on Form 10-Q and any further disclosures Grubhub makes in Current Reports on Form 8-K. Grubhub’s SEC filings are available electronically on Grubhub’s investor website at investors.grubhub.com or the SEC’s website at www.sec.gov. For additional information concerning factors that could cause future results to differ from those expressed or implied in the forward-looking statements, please refer to Just Eat Takeaway.com’s non-exhaustive list of key risks and cautionary statements included in Just Eat Takeaway.com’s Annual Report, which is available electronically on Just Eat Takeaway.com’s investor website at www.corporate.takeaway.com. Except as required by law, Grubhub and Just Eat Takeaway.com assume no obligation to update these forward-looking statements or this communication, or to update, supplement or correct the information set forth in this communication or the reasons actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future. All subsequent written and oral forward-looking statements attributable to Grubhub, Just Eat Takeaway.com or any person acting on behalf of either party are expressly qualified in their entirety by the cautionary statements referenced above.

Additional Information and Where to Find It

In connection with the proposed merger, Just Eat Takeaway.com will file with the SEC a registration statement on Form F-4 to register the shares to be issued in connection with the proposed merger. The registration statement will include a preliminary proxy statement of Grubhub/prospectus of Just Eat Takeaway.com which, when finalized, will be sent to the stockholders of Grubhub seeking their approval of the respective merger-related proposals. Also in connection with the proposed merger, Just Eat Takeaway.com will file with the Netherlands Authority for the Financial Markets (“AFM”) and/or the UK Financial Conduct Authority (“FCA”) a prospectus for the listing and admission to trading on Euronext Amsterdam and/or the admission to listing on the FCA’s Official List and to trading on the London Stock Exchange’s Main Market for listed securities of the shares to be issued in connection with the proposed merger (the “Prospectus”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F-4 AND THE RELATED PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM F-4, THE PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, THE AFM AND/OR THE FCA IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GRUBHUB, JUST EAT TAKEAWAY.COM AND THE PROPOSED MERGER.

Investors and security holders may obtain copies of these documents and any other documents filed with or furnished to the SEC by Grubhub or Just Eat Takeaway.com free of charge through the website maintained by the SEC at www.sec.gov, from Grubhub at its website, investors.grubhub.com, or from Just Eat Takeaway.com at its website www.corporate.takeaway.com. The Prospectus, as well as any supplement thereto, will be made available on the website of Just Eat Takeaway.com at its website www.corporate.takeaway.com.

Participants in the Solicitation

Grubhub, Just Eat Takeaway.com and their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger under the rules of the SEC. Information about Grubhub’s directors and executive officers is available in Grubhub’s proxy statement dated April 9, 2020 for its 2020 Annual Meeting of Stockholders. To the extent holdings of Grubhub securities by directors or executive officers of Grubhub have changed since the amounts contained in the definitive proxy statement for Grubhub’s 2020 Annual Meeting of Stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. These documents are available free of charge from the sources indicated above, and from Grubhub by going to its investor relations page on its corporate website at investors.grubhub.com.  Information about Just Eat Takeaway.com’s directors and executive officers and a description of their interests are set forth in Just Eat Takeaway.com’s 2019 Annual Report, which may be obtained free of charge from Just Eat Takeaway.com’s website, www.corporate.takeaway.com. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Grubhub or Just Eat Takeaway.com using the sources indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended and applicable United Kingdom, Dutch and other European regulations.